United States securities and exchange commission logo





                                November 28, 2023

       Steven Luna
       Chief Executive Officer
       Alternative Ballistics Corporation
       5940 S. Rainbow Blvd.
       Las Vegas, Nevada 89118

                                                        Re: Alternative
Ballistics Corporation
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed November 6,
2023
                                                            File No. 024-12349

       Dear Steven Luna:

                                                        We have reviewed your
amended offering statement and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No 1 to Registration Statement on Form 1-A

       Cover page

   1.                                                   We note your disclosure
that the offering will    terminate at the earlier of (i) the date at
                                                        which the Maximum
Offering set forth above has been sold, or (ii) the date at which this
                                                        Offering is earlier
terminated by us at our sole discretion.    We also note your disclosure
                                                        on page 6 that the
offering will "terminate at the earlier of (i) the date at which the
                                                        Maximum Offering set
forth above has been sold, (ii) one year from the qualification of this Offering, or (iii)
the date at which this Offering is earlier terminated by us at our sole discretion." Please
revise.
   2. We note your disclosures that your directors, executive officers and significant stockholders may be
able to influence your company and that your Chief Executive
                                                        Officer has 68.2%
voting control    through his ownership of 2,000,000 shares of Series A
                                                        Preferred Stock, which
has 100 to 1 voting rights.    If true, please revise the cover page to
                                                        prominently disclose
that the company will be a controlled company post-offering, identify the
controlling stockholder(s) and such stockholders    total voting power, and
 Steven Luna
Alternative Ballistics Corporation
November 28, 2023
Page 2
         include appropriate risk factor disclosure.
3. We note your disclosure on page 52 that the "Selling Stockholders may only make offers and sales of their shares of up to 30% of the gross proceeds from this
Offering.    Please
         revise your cover page to include this disclosure.
4.       We note your disclosure that you are an emerging growth company and that more
         information can be found in the section entitled    Offering Circular
         Summary   Implications of Being an Emerging Growth Company,
however, this section
         does not appear. Please advise or revise. Further, please revise to include a risk factor disclosing that you are an emerging growth company and discuss any related material risks.
Summary Financial Data, page 7

5. Please revise the table to remove the parenthetical disclosure indicating "audited" and
         "unaudited" above the columns since your auditors have not issued an audit report covering this table and therefore all amounts are unaudited. Instead, if true, you could revise the introductory paragraph to indicate that the amounts presented as of and for the six months ended June 30, 2023 and 2022 were derived from your unaudited interim financial statements, and the amounts presented as of and for the years ended
         December 31, 2022 and 2021 were derived from your audited financial statements, presented elsewhere in the filing.
Use of Proceeds, page 23

6. We note your anticipated use of proceeds if you raise the Maximum Offering amount.
         Please revise to describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. Capitalization, page 24

7. We note that you only present a "pro forma as adjusted" column that gives effect to the maximum offering. Please revise the introductory paragraphs to clearly disclose that this is a best-efforts offering with no minimum offering required. Further, refer to the guidance in Rule 11-02(a)(10) of Regulation S-X and revise to provide additional columns that assume varying amounts of possible sales (e.g., 25%, 50%, 75%).
8. Please remove the parenthetical disclosure above the columns indicating that the "Pro
       Forma and Pro Forma As Adjusted are unaudited" and that the Actual amounts for June
       30, 2023 have been "reviewed," since your auditors have not issued an audit or review report covering this table. We note that all amounts presented are unaudited. If true, you
FirstName LastNameSteven Luna
       could revise the introductory paragraph to say that the amounts presented in the Actual
Comapany    NameAlternative
       column                 Ballistics
               were derived from   your Corporation
                                         unaudited interim financial statements
for the six months
       ended
November   28,June
               202330, 2023
                     Page  2 included elsewhere in the filing.
FirstName LastName
 Steven Luna
FirstName
AlternativeLastNameSteven    Luna
            Ballistics Corporation
Comapany 28,
November   NameAlternative
               2023          Ballistics Corporation
November
Page 3     28, 2023 Page 3
FirstName LastName
9. Please revise the table to correctly calculate total capitalization for all columns presented
         as the sum of total liabilities and total shareholders    equity
(deficit). For example, total
         capitalization as of June 30, 2023, in the Actual column, appears to be $105,990.
Dilution, page 25

10. As this is a best-efforts offering with no minimum offering required, please revise the dilution information to include a sensitivity analysis reflecting varying amounts of possible sales (e.g., 25%, 50%, 75%), to supplement the current Maximum Offering presentation.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 28

11. Please revise to describe all material cash requirements, including short-term and long-
         term requirements, and the anticipated source of funds needed to satisfy such cash requirements. Further, please revise this section to discuss all current material debt of the company.
Business
Our Historical Growth and Growth Strategy, page 36

12. We note your disclosure on page 8 that you have not produced any revenue as well as
         your disclosure that you recently secured your    first purchase order
from a department in
         Florida, and may have generated anticipated purchase orders from several departments in
         South America.    If material, please revise to clearly describe the
material terms of the
         purchase order, including if any purchase orders are non-binding. Management
Directors and Executive Officers, page 43

13. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as your director.
Certain Relationships and Related-Party Transactions, page 50

14. We note the related party transactions disclosed on pages F-9 and F-10. Additionally, we
         note your disclosure that Vanessa Luna   s consulting firm provided
consultation services to
         you. Please revise to include the disclosures required by Item 13 of Form 1-A, including the dollar amount of each transaction.
Security Ownership of Certain Beneficial Owners, Management, and Selling Stockholders, page
51

15. We note your disclosure that your Chief Executive Officer owns 2 million shares of your
         Series A Preferred Stock. Please revise this table to disclose the beneficial ownership of
 Steven Luna
Alternative Ballistics Corporation
November 28, 2023
Page 4
         your Series A Preferred Stock.
Plan of Distribution, page 62

16. We note your disclosure regarding rolling closings and that "[i]f the Initial Closing never occurs, the proceeds from the Offering will be promptly returned to investors." Please provide expanded disclosure regarding your rolling closings, including whether you may terminate the offering without ever having a closing. Please also provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.
Notes to the Financial Statements (Unaudited)
2. Significant Accounting Policies, page F-5

17. We note you recognized revenue in the six-month period that ended June 30, 2023. Please revise to disclose the source of that revenue and your revenue recognition policy. Refer to
         ASC 606-10-50. In addition, revise your MD&A to discuss the source and amount of revenues earned in the period, and revise the disclosure on page 8 and elsewhere that currently indicate that to date you have not produced any revenue. Stock-Based Compensation, page F-7

18. We note from page F-4 that you have recorded stock compensation expenses during each reported period. Please include a note to the financial statements to provide all required disclosures under ASC 718-10-50. Include clear disclosure of how you determined the fair value of your common stock used in calculating the amount of stock-based compensation expense relating to each grant. This comment also applies to the financial statements for the fiscal years ended December 31, 2022 and 2021, respectively.
19. We note that the offering price of your common stock is $2.00 per share. We also note from page F-11 that during the year-to-date period ended October 31, 2023, you have valued your common stock issued for services between $0.25 and $0.50 per share and that you issued warrants with an exercise price of $0.25 per share. Please explain to us the significant factors contributing to the difference between the offering price and the value of your common stock and warrants issued in 2023.
20. In this regard, tell us whether the sales of your common stock for cash to date during
       2023 were arms-length transactions to independent third parties. Otherwise, describe to us your relationships with the purchasers. In addition to the 500,000 shares of common stock issued for cash during the six months ended June 30, 2023, please separately address each
FirstName LastNameSteven Luna
       of the sales of common stock made on July 1, 2023, July 11, 2023, October 5, 2023, and
Comapany    NameAlternative
       October                  BallisticsinCorporation
                 31, 2023, as disclosed      Note 11-Subsequent Events on page
F-11, as well as any
       additional
November           cash
            28, 2023    sales
                      Page 4 consummated prior to your next amendment. FirstName LastName
 Steven Luna
FirstName
AlternativeLastNameSteven    Luna
            Ballistics Corporation
Comapany 28,
November   NameAlternative
               2023          Ballistics Corporation
November
Page 5     28, 2023 Page 5
FirstName LastName
       Please contact Andi Carpenter at 202-551-3645 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Lynne Bolduc